Mr. Nick Huscak                                                  March 22, 1998
IFGP Corporation
One Insignia Financial Plaza
Greenville, SC 29602


Reference:    Restricted appraisal report-limited appraisal of Homestead
              Apartments located at 500 West Lake Lansing Road, City of East
              Lansing, Ingham County, Michigan.

Dear Sir:

In accordance with the engagement letter dated February 4, 1998, we have appraised the above captioned property as of March 16, 1998. This appraisal and final estimate of value has been based upon a careful and personal inspection of the property and upon research in various factors that influence value. The purpose of this report is to estimate the market value of the Fee Simple Interest of the subject property. The function of this appraisal is to serve as an update to the limited summary report performed by KTR on April 7, 1997. Supporting documentation of our analysis and conclusions has been retained in the appraiser's files and may be reviewed upon request.

Briefly described, the subject property is a two and a half-story, multi-family garden apartment complex which was built in 1986 and consists of four buildings with 168 apartments, comprised of 48 one-bedroom units and 120 two-bedroom units. The improvements are situated in an irregular, 13.05 acre parcel. The subject property contains approximately 149,760 square feet of living area. Parking is provided by carports with spaces for 170 automobiles. The complex is in good condition relative to its age.

The analysis and results of our investigation are submitted in the accompanying report which has been prepared in conformance with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation. In addition, this report complies with the Appraisal Standards as set forth in the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA).

The estimated marketing/exposure period to sell the subject property assuming it is placed on the market at the value estimated concluded herein is eight to twelve months. Typically it takes four to six months to initiate marketing and cultivate interest. Thereafter, several months are common to work out financing, carry out due diligence and close on the transaction.

March 22, 1998
Mr. Nick Huscak
Page 2


In view of the pertinent facts mentioned herein and based upon the analysis of data which has been considered in connection with this report, it is the opinion of the undersigned that the market value of the Fee Simple Interest of the subject property, as of March 16, 1998 is:

                              SIX MILLION DOLLARS
                                  ($6,000,000)


                                       Respectfully submitted,

                                       KOEPPEL TENER REAL ESTATE
                                         SERVICES, INC.

                                       By
                                         ------------------------------------
                                       Joseph Cicero, MAI
                                       Senior Vice President

                                       By
                                         ------------------------------------
                                       Padraig A. O'Shea
                                       Appraiser

                                       Reviewed By
                                                  ---------------------------
                                       Steve Goldberg, MAI
                                       Senior Vice President